UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Explanatory Note

On July 14, 2014, Global Telecom Holding S.A.E. (“GTH”) issued a press release with additional information regarding its upcoming Ordinary General Assembly Meeting, including its engagement of Pharos, a reputable Independent Financial Advisor (“IFA”) registered with the Egyptian Financial Supervisory Authority, to review the terms of the proposed renewal of the shareholder loan granted by an indirect subsidiary of VimpelCom Ltd., and other matters related thereto. An executive summary from the IFA report is attached to the press release. The press release is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”).

Disclaimer

This Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and include statements regarding the possible transactions described in this Report and the expected benefits of such transactions. Any statement in this Report that expresses or implies VimpelCom Ltd.’s or GTH’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, the possibility that transactions mentioned in this Report may not materialize as expected or at all. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013, and other public filings made by the VimpelCom Ltd. with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. The forward-looking statements contained in this Report are made as of the date of the press release, and VimpelCom Ltd. and GTH expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of the press release.

Exhibits

Exhibit No.	Description of Exhibit

99.1	GTH Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: July 17, 2014

By:	/s/ Jeffrey David McGhie
Name:	Jeffrey David McGhie
Title:	Group General Counsel & Chief Corporate Affairs Officer